

April 4, 2011

Via U.S. Mail

Jeffrey L. Jacobson
Chief Financial Officer
Wesco Financial Corporation
301 East Colorado Boulevard, Suite 300
Pasadena, California 91101-1901

Marc D. Hamburg
Chief Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

> **Re:** **Wesco Financial Corporation**
> **Schedule 13E-3**
> **Filed on March 7, 2011 by Wesco Financial Corporation;**
> **Montana Acquisitions, LLC; Berkshire Hathaway Inc.; OBH LLC;**
> **Blue Chip Stamps; and Warren E. Buffett**
> **File No. 005-06028**
>
> **Berkshire Hathaway Inc.**
> **Registration Statement on Form S-4**
> **Filed on March 7, 2011**
> **File No. 333-172636**

Dear Mr. Jacobson and Mr. Hamburg:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Exhibits

1.   Please clarify the location of Exhibit (a)(4).

2.   Exhibit (c)(7) contains a disclaimer that these materials are solely for the use of the special committee and were prepared for "a specific use by specific persons." Please revise to remove the implication that investors are not entitled to rely on the materials. Alternatively, advise us of the basis for Greenhill's belief that shareholders cannot rely upon the opinion to support any claims against Greenhill arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Greenhill). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Greenhill would have no effect on the rights and responsibilities of either Greenhill or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

3.   We note further that Exhibits (c)(2)-(7) state that Greenhill must consent to the inclusion of these materials in your filing. Please provide this consent.

Registration Statement on Form S-4

Merger Consideration, page 2

4.   Please clarify whether all three items in the third bullet point on page 2 will be calculated as of the determination date.

5.   Please provide your analysis as to whether the cash election feature constitutes a tender offer within the meaning of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934.

6.   In the final paragraph on page 2, please indicate how many shares of Class B common stock would be represented by the estimated merger consideration.

7.   Please more prominently highlight where security holders can obtain updated estimates of per share merger consideration, e.g., website posting, toll-free number, etc.

8.   Please indicate the number of shares of Class B common stock currently outstanding, the number of shares of Class B common stock to be issued as merger consideration if all Wesco security holders were to elect to receive Class B common stock, and the percentage of the outstanding shares of Class B common stock represented thereby.

Special Meeting of Wesco Shareholders, page 3

9.   At the bottom of page 3, please state the reasons for the directors and executive officers voting their shares in favor of the merger. See Item 1012(d) of Regulation M-A.

Background of the Merger, page 16

10.   Please disclose all of the financial forecasts that management and/or the board of directors provided to Greenhill or any other third party, such as those referred to on page 19. In addition, please disclose and quantify (to the extent possible) the material assumptions underlying the forecasts.

11.   On page 22, you refer to an appraisal performed by Cushman. Each report, opinion or appraisal materially related to the transaction, whether oral or written, requires a reasonably detailed description providing all information required by Item 1015(b) of Regulation M-A. Please revise your disclosure to provide the relevant information relating to the Cushman appraisal. Further, please file any written materials relating to this appraisal as exhibits. We have similar concerns regarding the materials distributed to the special committee in advance of the meeting on December 27, 2010.

Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger, page 32

12.   Please disclose the purpose of and reason for the transaction for Wesco. See Item 1013(a) and (c) of Regulation M-A.

The Special Committee, page 32

13.   We note the disclosure in the second bullet point from the bottom of page 32, after the words "in addition." It would appear that Wesco security holders have always had the opportunity to buy Berkshire Class B common stock at current market prices. Please advise how this, in and of itself, is an advantage of the transaction.

Opinion of Financial Advisor to Special Committee, page 36

14.   Please provide the statement required by 1015(b)(5) of Regulation M-A, or direct us to where this statement appears in your disclosure.

15.   Please briefly summarize the results of the analyses described in the last full paragraph on page 47, and disclose the conclusions drawn by Greenhill from those analyses.

Position of Berkshire, Merger Sub and the Berkshire Filing Persons…, page 49

16.   Please more clearly present the determination of Berkshire, Merger Sub and the Berkshire Filing Persons that the proposed transaction is procedurally fair to the unaffiliated security holders.

17.   Please confirm and disclose that Berkshire, Merger Sub and the Berkshire Filing Persons did not consider any risks or other factors concerning the transaction as being generally negative or unfavorable.

Effects of the Merger, page 49

18.   Please describe the effect of the going private transaction on each affiliate's interest in the net book value and net earnings of Wesco, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Selected Historical Consolidated Financial Data of Berkshire, page 61

19.   Please provide your analysis as to why pro forma financial information is not necessary or required. See Item 5 of Form S-4.

Forward-Looking Statements, page 67

20.   You have indirectly referred to the Private Securities Litigation Reform Act of 1995 in connection with disclosure regarding forward-looking statements, and made similar statements in press releases and other statements in connection with this transaction. The safe harbor is inapplicable to statements made in connection with a going private transaction. See Section 21E(b)(1)(E) of the Exchange Act. Please revise your disclosure accordingly, and confirm that you will refrain from making these types of references in future press releases and other statements.

The Merger Agreement, page 72

21.   We note your statement that security holders should not rely on the representations and warranties in the merger agreement (or the summaries) as characterizations of the actual state of facts about Berkshire or Wesco. Investors are entitled to rely on your disclosure. Please revise this statement, if retained, to clarify that the representations and warranties are modified by the underlying disclosure schedule.

Certain Information Regarding Berkshire, Merger Sub and the Berkshire Filing Persons, page 93

22.   Please disclose the aggregate number and percentage of Wesco common stock owned by each natural person described in Instruction C to Schedule 13E-3. See Item 1008(a) of Regulation M-A.

Undertakings

23.   Please include the undertakings set forth in Item 512(a) of Regulation S-K, or advise. See Rule 415(a)(1)(viii) of Regulation C and Section II.F of SEC Release No. 33-6578.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Brian J. McCarthy, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile: (213) 621-5070

        Mary Ann Todd, Esq.
        Munger, Tolles & Olson LLP
        Via facsimile: (213) 687-3702